Exhibit 99.1

Data & Consulting Services
Division of Schlumberger Technology Corporation

Two Robinson Plaza, Suite 200
Pittsburgh, PA 15205
Tel: 412-787-5403
Fax: 412-787-2906

30 March 2012

John D. Oil and Gas Company

8500 Station Street, Suite 345

Mentor, Ohio 44060

Dear Gentlemen:

At the request of John D. Oil and Gas Company (JohnD), Data & Consulting Services a Division of Schlumberger Technology Corporation (DCS) has prepared a reserve and economic evaluation of certain proved producing oil and gas interests as of 31 December 2011. These properties are located in various counties of Ohio and are operated by JohnD. This report was completed as of the date of this letter and has been prepared using constant prices and costs and conforms to our understanding of the U.S. Securities and Exchange Commission (SEC) guidelines and applicable financial accounting rules. All prices, costs, and cash flow estimates are expressed in U.S. dollars (US$). It is our understanding that the properties evaluated by DCS comprise one hundred percent (100%) of JohnD’s proved producing reserves located in Ohio. We believe that the assumptions, data, methods, and procedures used in preparing this report are appropriate for the purpose of this report. The Lead Evaluator for this evaluation was Charles M. Boyer II, PG, CPG, and his qualifications, independence, objectivity, and confidentiality meet the requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

All properties were evaluated to their economic limit or a maximum remaining reserve life of 40 years. The economics presented are before federal income taxes (BFIT). The proved producing reserves values are summarized in Table 1. Actual future prices may vary significantly from the prices used in this evaluation; therefore, future hydrocarbon volumes recovered and the income received from these volumes may vary significantly from those estimated in this report.

Table 1

Estimated Net Reserves And Income

Certain Proved Oil And Gas Interests

John D. Oil and Gas Company

JohnD Properties – SEC Report

As Of 31 December 2011

John D Proved Producing Reserves
Remaining Net Reserves
Oil – Mbbls	27.148
Gas – MMscf	1,911.880

Income Data (M$)
Future Net Revenue	11,894.621
Deductions
Operating Expense	7,145.822
Production Taxes	62.786
Investment	0.000
Future Net Cash Flow	4,686.014
Discounted PV @ 10% (M$)	2,758.079

Data & Consulting Services
Division of Schlumberger Technology Corporation

30 March 2012
Page 2

The values in the tables above may not add up arithmetically or exactly match the cash flows due to rounding procedures in the computer software program used to prepare the economic projections.

RESERVES ESTIMATES

Standard geological and engineering methods generally accepted by the petroleum industry were used in the estimation of JohnD’s reserves. Deterministic methods were used for all reserves included in this report. Conventional decline curve analysis and production data analysis methods were used to generate the performance forecast of the producing wells included in this report. Decline curves were completed using ARIES™, an industry-accepted reserve evaluation and economic software package. JohnD provided all production data in an Excel spreadsheet. No adjustments were made to gas volumes to account for non-hydrocarbon gases such as nitrogen or CO2.

Reserve estimates are strictly technical judgments. The accuracy of any reserve estimate is a function of the quality and quantity of data available and of the engineering and geological interpretations. The reserve estimates presented in this report are believed reasonable; however, they are estimates only and should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify their revision. As additional production and pressure data becomes available, these estimates may be revised up or down. Actual future prices may vary significantly from the prices used in this evaluation; therefore, future hydrocarbon volumes recovered and the income received from these volumes may vary significantly from those estimated in this report. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

RESERVE CATEGORIES

Reserves were assigned to the proved developed producing (PDP) reserve category. Oil and gas reserves by definition fall into one of the following categories: proved, probable, and possible. The proved category is further divided into: developed and undeveloped. The developed reserve category is even further divided into the appropriate reserve status subcategories: producing and non-producing. Non-producing reserves include shut-in and behind-pipe reserves. The reserves evaluated in this report conform to the U.S. Securities and Exchange Commission Regulation S-X, Rule 210.4-10 (a).

In our opinion the above-described estimates of JohnD’s reserves and supporting data are, in the aggregate, reasonable. It is also our opinion that the above-described estimates of JohnD’s proved reserves conform to the definitions of proved oil and gas reserves promulgated by the SEC.

JohnD has an active exploration and development program to develop their interests in certain tracts not classified as proved at this time. Future drilling may result in the reclassification of additional volumes to the proved reserve category. However, changes in the regulatory requirements for oil and gas operations may impact future production and development plans and the ability of the company to recover the estimated proved reserves. The reserves and income included in this report have not been adjusted to reflect the varying degrees of risk associated with them.

ECONOMIC TERMS

Net revenue (sales) is defined as the total proceeds from the sale of oil, condensate, natural gas liquids (NGL), and natural gas before any deductions. Future net cash flow is future net revenue less net lease operating, transportation, processing, and marketing expenses, and state severance or production taxes. General and administrative (G&A) expenses are deducted from future net cash flow for all wells. These G&A expenses are charged to each particular well or unit on a monthly basis. Future plugging, abandonment, and salvage costs are not included in this report. No provisions for State or Federal income taxes are made in this evaluation. The present worth (discounted cashflow) at various discount rates is calculated on a monthly basis.

Data & Consulting Services
Division of Schlumberger Technology Corporation

30 March 2012
Page 3

PRICING AND ECONOMIC PARAMETERS

JohnD provided all pricing and economic parameters used in this evaluation. All properties were evaluated to economic limit or a maximum future well life of 40 years. Prices used in preparation of this report were based on the twelve month unweighted arithmetic average of the first day of the month price for the period January through December 2011. The resulting Henry Hub gas price used was $4.118/MMBtu and the resulting Ergon WV oil price used was $93.227/Bbl. The gas price was adjusted for the local differential of $0.637/MMBtu, gravity and Btu where applicable. As required by SEC guidelines, all pricing was held constant for the life of the projects (no escalation). Adjustments were made for transportation, treating, or gathering costs based on actual data. Table 2 outlines the economic assumptions used in this report. Operating costs were held constant for the life of the evaluation. Future abandonment costs for the wells were not included in the cash flow projections.

Table 2

Pricing and Operating Expense Assumptions

John D. Oil and Gas Company

As Of 31 December 2011

John D
Btu Factor	1.03
Transportation Charge, $/Mscf	1.35
Operating Cost, $/well/month	549
Gas Severance Tax, $/Mscf	0.03
Oil Severance Tax, $/Bbl	0.20

OWNERSHIP

The leasehold interests were supplied by JohnD and were accepted as presented. No attempt was made by the undersigned to verify the title or ownership of the interests evaluated.

GENERAL

All data used in this study were obtained from JohnD, public industry information sources, or the non-confidential files of DCS. A field inspection of the properties was not made in connection with the preparation of this report.

The potential environmental liabilities attendant to ownership and/or operation of the properties have not been addressed in this report. Abandonment and clean-up costs and possible salvage value of the equipment were not considered in this report.

In the conduct of our evaluation, we have not independently verified the accuracy and completeness of information and data furnished by JohnD with respect to ownership interests, historical gas production, costs of operation and development, product prices, payout balances, and agreements relating to current and future operations and sales of production. If in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of the information or data provided by JohnD, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.

Data & Consulting Services
Division of Schlumberger Technology Corporation

30 March 2012
Page 4

In evaluating the information at our disposal related to this report, we have excluded from our consideration all matters which require a legal or accounting interpretation, or any interpretation other than those of an engineering or geological nature. In assessing the conclusions expressed in this report pertaining to all aspects of oil and gas evaluations, especially pertaining to reserve evaluations, there are uncertainties inherent in the interpretation of engineering data, and such conclusions represent only informed professional judgments.

We are independent with respect to JohnD as provided in the SEC regulations. Neither the employment of nor the compensation received by DCS was contingent upon the values estimated for the properties included in this report.

Data and worksheets used in the preparation of this evaluation will be maintained in our files in Pittsburgh and will be available for inspection by anyone having proper authorization by JohnD.

We appreciate the opportunity to perform this evaluation and are available should you need further assistance in this matter.

Sincerely yours,

Charles M. Boyer II, PG, CPG	Denise L. Delozier
Advisor - Unconventional Reservoirs	Senior Engineer
Pittsburgh GPE Manager